EXHIBIT 99.8

CONSENT OF VELASQUEZ SPRING

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, Velasquez Spring, P.Eng., Senior Geologist of Watts, Griffis and McOuat Limited, hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Resource and reserve estimates of the San Dimas Mine.

2.	Technical report dated January 30, 2009, entitled “An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2008 for Silver Wheaton Corporation.”

3.	Resource and reserve estimates of the San Martin Mine.

4.	Technical report amended March 23, 2007, entitled “A Technical Review of the San Martin Project, Mexico for Starcore International Ventures Limited and Investec Bank (UK) Limited.”

5.	The Annual Report.

Date: March 30, 2009

Sincerely, /s/ Velasquez Spring
Name: Velasquez Spring, P. Eng Title: Senior Geologist, Watts, Griffis and McOuat Limited